Exhibit 12
CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended
	March 31,
	2009	2008

Income from continuing operations before income taxes	$273	$74

Adjustments:
Income from equity investee	(3)	(3)
Income attributable to noncontrolling interest	(1)	(1)

Income before income taxes, as adjusted	$269	$70

Fixed charges included in income:

Interest expense	$38	$31
Interest portion of rental expense	12	10

	50	41

Interest credited to contractholders	1	2

	$51	$43

Income available for fixed charges (including interest credited to contractholders)	$320	$113

Income available for fixed charges (excluding interest credited to contractholders)	$319	$111

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	6.3	2.6

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	6.4	2.7